FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **April 29, 2005**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Security Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Equant N.V.

Date: April 29, 2005   By: _/s/_____

Name: Meg Charles
Title: Deputy General Counsel



EQUANT FIRST QUARTER 2005 REVENUES INCREASED 0.9%

- **First quarter revenues of $711 million, an increase of 0.9 per cent**

- **Solid momentum in Integration Services revenues, growth of 28.7 per cent, driven by fulfillment and skills-based services**

- **Accelerated implementation of the transformation plan**

AMSTERDAM, The Netherlands - (April 27, 2005) – Equant (Euronext Paris: EQU) (NYSE: ENT) today announced its revenues for the first quarter of 2005.

Commenting on Equant's first quarter revenues, Charles Dehelly, President and Chief Executive Officer of Equant, stated: "With solid 28.7 per cent growth in Integration Services as well as a record growth in outsourcing activities, our performance in the first quarter 2005 clearly demonstrates the credibility of our strategy to significantly develop our global telecommunication solutions to multinational companies.
During this quarter, we significantly accelerated and reinforced the implementation of our transformation plan in order to provide our customers with ever increasing efficiency and quality."

Revenues

The Company's revenues for the first quarter of 2005 were $711 million, an increase of 0.9 per cent compared with the first quarter 2004. On an actual basis, growth in Fulfillment, Messaging, Hosting and Security and Other Integration Services more than offset the decline in Network Services, Convergence and Affiliation Fees as well as SITA business. The growth in Fulfillment, Messaging, Hosting and Security and Other Integration Services reflects the Company's focus on its services strategy, the success of its outsourcing business and positive currency effects of $2 million.

Compared with the first quarter 2004, foreign exchange movements had a positive effect of approximately $11 million. On a constant currency basis [1] the Company's revenues declined by 0.6 per cent.



Equant, page 2

Revenue Details: (Unaudited; US dollars in millions, in accordance with IFRS):	Q1 2005 Actual	Q1 2004 Actual	% Better/ (Worse)	% Better/(Worse) on a constant currency basis [1]
Network Services:- Direct	329.8	333.5	(1.1)	(2.8)
Network Services:- Indirect [2]	45.7	55.0	(16.9)	(18.1)
Total Network Services	**375.5**	**388.5**	**(3.3)**	**(5.0)**
Fulfillment	50.3	34.1	47.1	45.4
Messaging, Hosting and Security	38.5	34.3	12.3	8.2
Other Integration Services	51.4	40.5	27.1	25.5
Total Integration Services	**140.2**	**108.9**	**28.7**	**26.2**
Convergence and Affiliation Fees	65.2	66.3	(1.7)	(4.4)
Total Revenues excluding SITA	**580.9**	**563.7**	**3.0**	**1.1**
SITA	129.8	140.7	(7.7)	(7.7)
Total Revenues	**710.7**	**704.4**	**0.9**	**(0.6)**

Notes:
[1] On a constant currency basis: to provide a basis for comparison, the Company has adjusted the revenues for the first quarter of 2004 to reflect the exchange rates applicable to the first quarter of 2005.
[2] Network Services Indirect refers to revenues through Radianz, Deutsche Telekom, Sprint and other wholesale channels.

Network Services

In the first quarter of 2005 Network Services revenues decreased by 3.3 per cent to $376 million and by 5.0 per cent on a constant currency basis. Included in Network Services are revenues from older technologies such as X.25, X.28, Frame Relay and ATM with an expected decline offset by IP-based services revenues growth. During the quarter, the Company continued to win new business with its market-leading IP VPN, part of its network optimization solution, including a $35 million contract with P&O Nedlloyd and a comprehensive Adaptive VPN deal with Unaxis.

The Company's Network Services direct revenues decreased by $4 million in the first quarter of 2005 compared with the first quarter of 2004 and by $10 million on a constant currency basis. This decrease reflects continuing strong pricing pressure and a higher level of disconnections, particularly in North America and Europe, as customers moved to lower cost IP solutions.

Network Services indirect channel revenues totaled $46 million in the first quarter of 2005, a decrease of 16.9 per cent and 18.1 per cent on a constant currency basis. On an actual basis, revenues from Sprint, Deutsche Telekom and Radianz totaled $24 million in the first quarter of 2005 compared with $32 million in the first quarter of 2004.



Integration Services

Revenues from Integration Services totaled $140 million in the first quarter of 2005, an increase of 28.7 per cent or 26.2 per cent on a constant currency basis. Compared with the first quarter of 2004, Fulfillment revenues increased by 47.1 per cent with strong growth in North America and Russia. Messaging, Hosting and Security revenues grew by 12.3 per cent in the first quarter of 2005 compared with the first quarter of 2004 mainly as a result of recent outsourcing customer wins.

Other Integration Services revenues include those from maintenance services, project management and certain consultancy services. In the first quarter of 2005, Other Integration Services revenues showed an increase of 27.1 per cent compared with the first quarter of 2004 reflecting the Company's continuous focus on services.

Convergence and Affiliation Fees

Revenues from convergence solutions and affiliation fees decreased by 1.7 per cent to $65 million in the first quarter of 2005, compared with $66 million in the first quarter of 2004.

SITA

Revenues from SITA were $130 million in the first quarter of 2005 declining from $141 million in the first quarter of 2004. The reduction in revenues mainly reflects the ongoing move from older technologies to lower cost internet connections to the benefit of the customers.

There will not be a conference call for investors and analysts.

About Equant
Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers' key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, consistently leads industry surveys in corporate user satisfaction.



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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition in our industry and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations

Global and Europe
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

North and Latin America
Elizabeth Mayeri
+1 212 251 2086
elizabeth.mayeri@equant.com

Asia Pacific
Lydia Tan
+65 6335 6885
lydia.tan@equant.com

Online Pressroom
www.equant.com/press

Equant Investor Relations

Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

France
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com